SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

Commission File No. 1-10290

DUQUESNE LIGHT COMPANY 401(k)

RETIREMENT SAVINGS PLAN FOR IBEW REPRESENTED EMPLOYEES

411 Seventh Avenue

P.O. Box 1930

Pittsburgh, PA 15230-1930

(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

DQE, Inc.

411 Seventh Avenue

Pittsburgh, PA 15219

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Page 1 of 17 pages

The Table of Contents is on page 2

Financial Statements, Signature and Exhibits

			Pages

(a)	Financial Statements

	Independent Auditors’ Report		3

	Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001		4

	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001		5

	Notes to Financial Statements for the Years Ended December 31, 2002 and 2001		6-12

	Supplemental Schedule—Schedule of Assets (Held at End of Year), December 31, 2002		13

	Supplemental Schedule—Schedule of Reportable Transactions, For the year ended December 31, 2002		14

(b)	Signature		15

(c)	Exhibits

	23.1	Independent Auditors’ Consent	16

	99.1	Certifications	17

Deloitte & Touche LLP

2500 One PPG Place

Pittsburgh, Pennsylvania 15222-5401

Tel: (412) 338-7200

Fax:(412) 338-7380

www.us.deloitte.com

INDEPENDENT AUDITORS’ REPORT	Deloitte &Touche

To the Duquesne Light Company 401(k) Retirement Savings Plan For IBEW Represented Employees and Participants:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Duquesne Light Company 401(k) Retirement Savings Plan for IBEW Represented Employees as of December 31, 2002 and 2001 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets (held at end of year) as of December 31, 2002 and (2) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/    DELOITTE & TOUCHE LLP

June 13, 2003

Deloitte

Touche

Tohmatsu

DUQUESNE LIGHT COMPANY 401(K) RETIREMENT SAVINGS PLAN

FOR IBEW REPRESENTED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2002	2001
Assets:
Investments	$28,745,510	$30,726,242
Employer contributions receivable	82,589	388,343

Total assets	28,828,099	31,114,585
Liabilities:
Total liabilities	—	—

Net Assets Available For Benefits	$28,828,099	$31,114,585

See Notes to Financial Statements.

DUQUESNE LIGHT COMPANY 401(K) RETIREMENT SAVINGS PLAN FOR IBEW

REPRESENTED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEARS ENDED DECEMBER 31,
	2002	2001
Additions:
Additions to net assets attributed to:
Investment income:
Dividend income, investments	$912,579	$1,021,526
Interest income, participant loans	13,336	13,430
Net depreciation in fair value of investments	(5,539,673)	(6,319,572)
Contributions:
Participant	3,520,653	3,311,585
Employer	331,576	1,032,159
Other additions	1,002	—

Total	(760,527)	(940,872)
Deductions:
Payment of benefits	(1,385,685)	(2,599,109)
Administrative expenses	(600)	(500)

Total	(1,386,285)	(2,599,609)

Net decrease	(2,146,812)	(3,540,481)
Net transfers from the plan	(139,674)	—
Net Assets Available for Benefits:
Beginning of year	31,114,585	34,655,066

End of year	$28,828,099	$31,114,585

See Notes to Financial Statements.

DUQUESNE LIGHT COMPANY 401(k) RETIREMENT SAVINGS PLAN

FOR IBEW REPRESENTED EMPLOYEES

Notes to Financial Statements for the Years Ended December 31, 2002 and 2001

1.	Description of the Plan

Duquesne Light Company (the Company) is a wholly owned subsidiary of DQE, Inc. (DQE), an energy services holding company. The Company is engaged in the transmission and distribution of electric energy.

The following is a brief description of the Duquesne Light Company 401(k) Retirement Savings Plan for IBEW Represented Employees (the Plan). Participants should refer to the Plan document, “Duquesne Light Company 401(k) Retirement Savings Plan For IBEW Represented Employees” effective January 1, 2000, as amended and restated, for more complete information.

General

The Plan is a defined contribution savings plan established by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. In 2002 and 2001 seven funds were available for investment of contributions to the Plan. The funds include: the Vanguard Prime Money Market Fund which invests in short-term, high-quality money market instruments; the Vanguard 500 Index Fund which invests in all 500 stocks that make up the Standard & Poor’s 500 Index and is designed to match the performance of the index; the Vanguard Total Bond Market Index Fund which invests in government and corporate bond issues designed to match the performance of the Lehman Brothers Aggregate Bond Index; the Vanguard Extended Market Index Fund which invests in mid and small-capitalization companies and is designed to match the performance of the Wilshire 4500 Completion Index; the Vanguard Small-Cap Index Fund which invests in an index of small companies and is designed to match the performance of the Russell 2000 Index; the Vanguard Total International Stock Index Fund which invests in three Vanguard international index funds; a European fund, a Pacific fund, and an emerging markets fund and is designed to match the investment results of the Morgan Stanley Capital International Total International Index; and the DQE, Inc. Common Stock Fund, which invests in Common Stock of DQE and includes Company matching contributions. Voting rights are extended to participants in the DQE, Inc. Common Stock Fund according to their ownership interests in these funds.

The Company became the Plan Administrator and the named fiduciary for the Plan on January 1, 2002. The Plan’s Savings Plan Committee was the Plan Administrator and the named fiduciary for the Plan during 2001. The Plan Administrator has all powers necessary to carry out the provisions of the Plan and to satisfy the requirements of any applicable law. The Plan Administrator establishes, among other things, the funding policy of the Plan. The Vanguard Group, Inc. (Vanguard) is the sole Trustee and Recordkeeper for the Plan. As the Trustee, Vanguard is the custodian of the Plan’s assets and invests all participant contributions to the Plan as directed by the Participants. As the Recordkeeper, Vanguard is responsible for establishing Participant Accounts, recording contributions, and determining the value and increase or decrease in each Participant Account to reflect its proportionate interest in each of the funds.

Participation

Participation in the Plan is voluntary. An eligible employee is any person regularly employed by the Company and represented by a collective bargaining agreement between the Company and the International Brotherhood of Electrical Workers and not excluded under the terms of the collective bargaining agreement. As of the first pay period, an eligible employee may become a Participant in the Plan by contacting Vanguard via voice response or the Internet to enroll.

Contributions

Contributions to the Plan begin after an employee agrees to accept a specified reduction in salary/wage for each pay period in consideration for the Company’s contribution of such amount to the Plan. These contributions are excluded from the Participant’s taxable income for federal income tax purposes until received as a withdrawal or a distribution from the Plan. A Participant may increase, decrease or stop the amount of the salary/wage reduction at any time. A Participant’s contribution to the Plan may not exceed 18.5% of the qualified compensation in pretax dollars paid to the Participant by the Company for the calendar year. Total contributions in any calendar year are also limited to the applicable limit under the Internal Revenue Code Section 402(g) ($11,000 and $10,500 for calendar years 2002 and 2001). The Plan also provides that certain limitations may be imposed on Participants’ contributions in order to comply with statutory requirements, including the limitation of eligible salary to $200,000 for compensation earned in 2002 ($170,000 for 2001).

Effective January 1, 2002, participants are eligible to contribute additional pretax dollars during the plan year in which they have attained age 50. The maximum additional contribution was $1,000 for the 2002 Plan year.

Rollovers Into The Plan

Active participants may transfer all or part of a distribution from another qualified retirement plan to the Plan, provided that certain statutory requirements are met. Participants have a fully vested and non-forfeitable interest in rollover accounts at all times.

Investment Elections

Each Participant may direct that salary/wage reduction contributions be invested in one or more of the funds described previously. Allocations must be in increments of 1% of each contribution. A Participant may change such allocation at any time and may transfer all or a portion of the value of his or her Participant Account, in increments of 1% among the seven funds at any time during the year.

Valuation

All of a Participant’s salary/wage reduction contributions are credited to his or her account. The value of each of the separate funds is determined by the Trustee on a daily basis. A Participant’s interest in the DQE, Inc. Common Stock Fund is calculated in units which are equivalent to shares.

Matching Contributions

The Plan includes a matching contribution feature, which provides that the Company will contribute $.25 for every $1.00 of salary reduction contributions by a Participant to his or her 401(k) account up to a maximum of 4% of his or her eligible wage. The matching contributions are made in the form of DQE common stock.

The Company or its affiliate will match up to an additional $.25 on every $1.00 of salary reduction contributions by a participant up to a maximum of 4% of his or her eligible wage as an annual performance matching contribution if the Company achieves certain performance objectives established by the Company’s Compensation Committee or the Board of Directors. In 2002, these incentive match targets were not achieved and the annual performance matching contribution was not made. In 2001, these incentive targets were met and an annual performance matching contribution was made to each Participant’s Matching Contribution Account.

Vesting and Benefit Distributions

Participants are fully vested in their Participant Accounts at all times. With respect to vesting of the Participant’s Matching Contribution Account, participants who complete an hour of service under the Plan in a Plan year beginning after December 31, 2001, shall be vested upon completion of three years of service or earlier termination due to disability, death, the attainment of age 62 while an employee or Plan termination (five years of service prior to December 31, 2001). Amounts contributed through salary/wage reductions may be withdrawn by, or distributed to, a Participant only (1) upon termination of employment or (2) upon attaining the age of 59-1/2. In the event of death, a Participant’s account balance will be distributed to the Participant’s beneficiary in a lump sum payment. Disabled participants may choose to receive a full distribution of their account balance. Upon proof, to the satisfaction of the Plan Administrator, of an immediate and heavy financial need, amounts contributed may be withdrawn for a hardship purpose, only after the maximum amount allowed under the plan has been borrowed by the participant. Certain income tax penalties may apply to withdrawals or distributions prior to age 59-1/2. Distribution of a participant’s account must commence once a participant has ended their service with the Company and has attained age 62 or has an account balance less than $5,000. Full distribution of a vested account balance may be made as a direct rollover to another qualified retirement plan or an individual retirement account.

Participant Loans

Participants may borrow from their contribution accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested interest in their account balance, whichever is less. The loans are secured by the balance of the participant’s account, and only one loan may be outstanding at a time. The interest rate is the prime rate plus 1 percent. Participants have up to five years to repay a general purpose loan and up to 15 years if their loan is used to purchase a primary residence.

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a potential forfeiture. If upon reemployment the former participant fulfills certain requirements, as defined by the Plan, these potential forfeitures, including earnings, will be transferred to the Participant’s Matching Contribution Account. These forfeiture reallocations amounted to zero in 2002 and $3,027 in 2001. If the former participant does not fulfill certain requirements, as defined by the Plan, these forfeitures reduce subsequent Company matching contributions to the Plan. The forfeitures amounted to $100 in 2002 and zero in 2001.

Termination of the Plan

The Company may terminate, amend, modify or suspend the Plan in whole or in part at any time subject, however, to the terms of any collective bargaining agreement that specifically limits the Company’s right to do so. However, in any such event, the Participants’ rights to their account balances will not be forfeited.

Tax Status

The Plan obtained its latest determination letter on February 13, 2003, in which the Internal Revenue Service stated that the Plan, as amended and restated as of January 1, 2000, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (IRC). Although the Plan has been amended since submission of the application for the determination letter, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Valuation of Investments and Income Recognition

Investments in the Vanguard Prime Money Market Fund are based on historical cost, which approximates fair value. Investments in the Vanguard Total Bond Market Index Fund are reported at fair value based on the quoted net asset value of the bond issues of the fund. Investments in the Vanguard 500 Index Fund, Vanguard Extended Market Index Fund, Vanguard Small-Cap Index Fund, and the Vanguard Total International Stock Index Fund are reported at fair value based on the quoted net asset value of shares of the fund. Investments in the DQE, Inc. Common Stock Fund are stated at fair value based upon the closing sales price of DQE Common Stock reported on recognized securities exchanges on the last business day of the year. Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Distributions Due to Participants

The Plan had no amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan as of December 31, 2002 and 2001.

Expenses

In 2002 and 2001, Plan expenses were paid by the Plan or by the Company as provided by the Plan document.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the Plan’s net assets available for benefits during the reporting period. Actual results could differ from those estimates.

The Plan utilizes various investment instruments including investments in mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Derivatives

On January 1, 2001, the Plan adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

The Plan’s Vanguard Funds invest in derivative instruments, financial contracts whose value is based on, or derived from, a traditional security, an asset, or a market index. Derivatives may involve risks greater than those of traditional investments. The Funds will not use derivatives for speculative purposes or as leveraged investments that magnify gains or losses or the risks of an investment. Each Fund’s obligation to purchase securities under futures contracts will not exceed 20% of its total assets.

The Vanguard Funds may invest in derivative types such as stock futures, bond (interest rate) futures, options contracts, warrants, convertible securities, swap agreements, relatively conservative classes of collateralized mortgage obligations, forward foreign currency exchange contracts, and adjustable-rate securities. The Funds may invest in derivatives to keep cash on hand for redemption needs while simulating full investments in stocks or bonds, to reduce the Funds’ transaction costs, to add value when the derivatives are favorably priced, to maintain the same currency exposure as a Fund’s index, to gain currency exposure when investing in stock index futures, or to settle trades in a foreign currency.

Plan investments in derivative instruments are recorded at fair value in the Statements of Net Assets Available for Benefits. The use of derivative instruments is not believed to materially increase the credit or market risk of the Plan’s investments.

3.	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Vanguard, the Trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Other related-party transactions include Plan investments in shares of Common Stock of DQE and certain administrative costs and expenses which are paid by the Company.

4.	Nonparticipant-Directed Account

Information about the net assets and significant components of the changes in net assets relating to both the participant-directed portion and the nonparticipant-directed portion of DQE Common Stock Fund is as follows:

	December 31,
	2002	2001
Net assets:
DQE, Inc. Common Stock Fund	$5,563,194	$5,457,956
Employer contributions receivable	82,589	388,343

Net assets	$5,645,783	$5,846,299

Changes in net assets:
Dividend income	$433,868	$460,743
Net depreciation in fair value of investments	(1,195,729)	(3,821,866)
Contributions:
Employer	331,576	1,032,159
Participant	365,504	423,225
Participant loan repayments	11,847	9,707
Payments of benefits	(413,268)	(311,265)
Participant loan withdrawals	(12,929)	(11,496)
Other deductions	(20)	(20)
Net transfers out of the Plan	(14,024)	—
Net transfers within the Plan	292,659	(451,100)

Net decrease	$(200,516)	$(2,669,913)

5.	Investments Exceeding 5% of Total Net Assets

The following represents the investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2002 and 2001.

	December 31,
	2002	2001
DQE, Inc. Common Stock Fund* 365,039 and 288,323 shares, respectively	$5,563,194	$5,457,956
Vanguard 500 Index Fund Investor Shares 148,113 and 139,893 shares, respectively	$12,019,390	$14,813,290
Vanguard Prime Money Market Fund 3,802,816 and 3,963,117 shares, respectively	$3,802,816	$3,963,117
Vanguard Small-Cap Index Fund Investor Shares 101,858 and 81,777 shares, respectively	$1,595,096	$1,620,815
Vanguard Total Bond Market Index Fund 344,293 and 261,490 shares, respectively	$3,573,757	$2,651,511

*	Nonparticipant-directed

6.	Net Change in Fair Value of Investments

The net depreciation in the fair value of investments (including investments bought, sold and held during the year) for the years ended December 31, 2002 and 2001 consisted of the following:

	Years Ended December 31,
	2002	2001
Mutual Funds	$(4,343,944)	$(2,497,706)
Common Stock	(1,195,729)	(3,821,866)

	$(5,539,673)	$(6,319,572)

7.	Changes in the Plan

During the 2001 Plan year, the Savings Plan Committee authorized amending and restating the Plan document, effective January 1, 2000 to include, among others, prior year Plan amendments and changes to the IRC and ERISA provisions. Effective January 1, 2002, as a result of an amendment passed subsequent to the end of the 2001 plan year, the Company was named as the Plan Administrator and began to perform functions previously executed by the Assets Committee and the Savings Plan Committee. The adoption of these amendments did not have a significant impact on the overall financial statements of the Plan.

Changes in the Plan are subject to the terms and conditions in the collective bargaining agreement with the IBEW, which expires on September 30, 2003.

8.	Subsequent Event

During the second quarter of 2003, an amendment to the Plan was executed, effective January 1, 2000, to bring the Plan into accordance with IRC requirements. The Company believes that this event will not have a significant impact on the overall financial statements of the Plan.

Duquesne Light Company 401(k) Retirement Savings Plan for IBEW Represented Employees

Employer Identification Number 25-0451600 (Plan Number 007)

Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company 148,113 shares	***	$12,019,390
*	Vanguard Extended Market Index Fund Investor Shares	Registered Investment Company 75,270 shares	***	1,410,569
*	Vanguard Prime Money Market Fund	Registered Investment Company 3,802,816 shares	***	3,802,816
*	Vanguard Small-Cap Index Fund Investor Shares	Registered Investment Company 101,858 shares	***	1,595,096
*	Vanguard Total Bond Market Index Fund	Registered Investment Company 344,293 shares	***	3,573,757
*	Vanguard Total International Stock Index Fund	Registered Investment Company 80,440 shares	***	620,994
**	DQE, Inc. Common Stock Fund	Company Stock Fund 365,039 shares	$9,213,205	5,563,194
*	Loan Fund—Various Participants	Participant loans with a 5.25%, 6%, 6.5% or 10% interest rate and maturity dates ranging from April 2003 through September 2017	***	159,694

		Total investments		$28,745,510

*	Party in Interest
**	Nonparticipant-directed
***	Cost has been omitted for participant-directed investments.

Duquesne Light Company 401(k) Retirement Savings Plan for IBEW Represented Employees

Employer Identification Number 25-0451600 (Plan Number 007)

Schedule of Reportable Transactions*

For the year ended December 31, 2002

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of Party Involved	Description of Investment	Purchase Price	Selling Price	Cost Of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
N/A	DQE Common Stock Fund**	$2,220,393	—	—	$2,220,393	—

*	Transactions or a series of transactions in excess of 5% of the current value of the Plan’s assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.
**	Nonparticipant-directed

Note: Columns (e) & (f) are not applicable and have been omitted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Duquesne Light Company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DUQUESNE LIGHT COMPANY 401(K) RETIREMENT SAVINGS PLAN FOR IBEW REPRESENTED EMPLOYEES

By	/s/ STEVAN R. SCHOTT
Stevan R. Schott Vice President and Controller, Duquesne Light Company

Dated: 6/27/2003